Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No      X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

.

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

São Paulo, Brazil, August 28, 2017 – Ultrapar Participações S.A. hereby informs its shareholders and the market in general about the progress of the analysis conducted by the General Superintendence of the Administrative Council of Economic Defense (“SG-CADE”) on the Concentration Act No. 08700.002155/2017-51 related to the acquisition of Liquigás Distribuidora S.A. by Companhia Ultragaz S.A.

On this date, SG-CADE’s analysis phase of the transaction was completed and the case must be submitted to the Court of Appeals of the Administrative Council of Economic Defense (CADE’s Court of Appeals) in the next days, according to the procedures set forth in article 57, II, Law No. 12,529/2011.

In accordance with the Technical Opinion issued by the SG-CADE, competition-related concerns were identified leading SG-CADE to submit to CADE’s Court of Appeals its recommendation to present an objection blocking the transaction. CADE’s Court of Appeals is responsible for assessing the case and identifying any conditions to be complied with in order to eliminate said competition-related concerns.

The SG-CADE’s opinion is not binding and CADE’s Court of Appeals has the final decision on the case.

The Company will continue to pursue the approval of the transaction within the CADE’s Court of Appeals in order to eliminate the competition-related concerns pointed out by SG-CADE.

Ultrapar will maintain its shareholders and the market informed about the matter hereby referred to.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Material Notice)